UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42536

Wetour Robotics Limited

(Translation of registrant’s name into English)

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Information contained in this Current Report on Form 6-K

Entry into Sales Agreement

On August 26, 2026, Wetour Robotics Limited (the “Company”) entered into a certain sales agreement (the “Sales Agreement”) with Rodman & Renshaw LLC (the “Sales Agent”) to issue and sell Company’s ordinary shares, par value US$0.01 per share (the “Ordinary Shares”), from time to time, through an at the market offering under which the Sales Agent will act as sales agent and/or principal.

Subject to the terms and conditions of the Sales Agreement, the Sales Agent has agreed to use its commercially reasonable efforts, consistent with its normal sales and trading practices to place the Ordinary Shares, subject to, and in accordance with the information specified in a written notice from the Company, unless the sale of the Ordinary Shares described therein has been suspended, cancelled or otherwise terminated.

The Sales Agent’s obligation to sell Ordinary Shares under the Sales Agreement is subject to satisfaction of certain conditions, and other customary closing conditions. The sales under the Sales Agreement will be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, including, without limitation, sales made directly on the Nasdaq Capital Market, on any other existing trading market for the Ordinary Shares or to or through a market maker.

The Sales Agreement provides that the commission payable to the Sales Agent for sales of Ordinary Shares with respect to which the Sales Agent acts as sales agent shall be up to 3.0% of the gross proceeds of such sales. In addition, we will reimburse the Sales Agent for its reasonable, documented out-of-pocket expenses, including legal fees, in accordance with the terms of the Sales Agreement. The remaining sales proceeds, after deducting any such amounts and any transaction fees imposed by any governmental, regulatory or self-regulatory organization, will equal our net proceeds.

The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and the Sales Agent have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The Sales Agent and the Company have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement.

The offering has been registered under the Securities Act pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-294373), as supplemented by the prospectus supplement dated August 26, 2026.

A copy of the Sales Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the opinion and consent of Ogier relating to the validity of the securities to be issued in accordance with the Sales Agreement is filed herewith as Exhibit 5.1.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Incorporation by Reference

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-291960) and Form F-3 (File Nos. 333-294373 and 333-295457) of the Company, including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report is filed with the U.S. Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
1.1	Sales Agreement, dated August 26, 2026, by and between Wetour Robotics Limited and Rodman & Renshaw LLC
5.1	Opinion of Ogier
23.1	Consent of Ogier (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: August 26, 2026

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